CASI PHARMACEUTICALS, INC.

9620 Medical Center Drive, Suite 300

Rockville, MD, 20850

January 19, 2023

VIA EDGAR

Ms. Christine Torney

Mr. Kevin W. Vaughn

Ms. Ada Sarmento

Mr. Joe McCann

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 (the “2021 Annual Report”)
Form 10-Q for the Interim Period Ended September 30, 2022 (the “2022 Quarterly Report”)
File No. 000-20713 and Response dated December 16, 2022

Dear Ms. Torney, Mr. Vaughn, Ms. Sarmento and Mr. McCann:

We refer to the letter dated January 6, 2023 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2021 Annual Report and the 2022 Quarterly Report of CASI Pharmaceuticals, Inc. (together with its subsidiaries, the “Company” or “we”) filed with the Commission on March 28, 2022 and November 14, 2022, respectively. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021

Part I

Item 1. Business, page 4

1. We note your proposed revisions in response to prior comment 1. In future filings, please revise the diagram of your corporate structure to indicate who owns the remaining 20% of CASI Pharmaceuticals (Wuxi) Co., Ltd.

The Company respectfully submits that it will, in its future annual reports (the “Annual Reports”) and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, provide a diagram of the Company’s corporate structure under “Item 1. Business — Business Development.” As an illustration, for the fiscal year ended December 31, 2022, the diagram of the Company’s corporate  structure would have read as follows:

2. We note your proposed revisions to the risk factors section in response to prior comment 2. In future filings, please also revise Item 1. Business to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Company respectfully submits that it will, in its future Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, disclose under “Item 1. Business — Risks and Uncertainties Relating to Doing Business in China” (immediately following the section titled “Business Development”) as set forth below:

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Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 1.A Risk Factors — Risks Relating to Our Business Operations in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature could result in a material change in our operations and may cause the value of our securities to significantly decline or become worthless. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our common stock. For example, the China’s government has made in recent years statements and regulatory actions to regulate certain market players or to improve its supervision of the market in general, such as those related to data security or anti-monopoly concerns. While we currently do not believe such regulatory actions have materially impacted our business operations, our ability to accept foreign investments, or our ability to maintain listing with Nasdaq, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on us. If any such rules or regulations is adopted, we may be subject to more stringent regulatory scrutinizes for our operation and financing efforts, which may in turn result in more compliance costs and expenses to be incurred by us, delay our investment and financing activities, or otherwise impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For more details, see “Item 1.A Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

3. We note your proposed revisions to the risk factors section in response to prior comment 3. In future filings, please also revise Item 1. Business to prominently disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

The Company respectfully submits that it will, in its Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, disclose under “Item 1. Business — Risks Relating to Our Auditor” (immediately following the section titled “Risks and Uncertainties Relating to Doing Business in China”) as set forth below:

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Risks Relating to Our Auditor

Our auditor, the independent registered public accounting firm that issues the audit report contained elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in CASI’s common stock were deprived of the benefits of such PCAOB inspections. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 10-K for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 10-K.

Each year in the future, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our common stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of such securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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For more details, see “Item 1.A Risk Factors — Risks Relating to Our Auditor.”

4. We note your proposed revisions in response to prior comment 4. In future filings, please also revise Item 1. Business to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. We also note your disclosure that CASI Pharmaceuticals, Inc. paid service fees of $19.5 million to CASI Pharmaceuticals (China) Co., Ltd. in the year ended December 31, 2021 and that no assets other than cash were transferred through the organization during that time. Please revise to make it clear whether the service fees were the only cash that was transferred during the fiscal year. If not, please specifically disclose the other transfers that were made.

The Company respectfully submits that it will, in its Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, disclose under “Item 1. Business — Cash and Asset Transfer among the Company and its Subsidiaries” (immediately following the section titled “Risks Relating to Our Auditor”).

As an illustration, for the fiscal year ended December 31, 2021, the disclosure would have read as follows:

Cash and Asset Transfer among the Company and its Subsidiaries

CASI Pharmaceuticals, Inc. provides funding to its subsidiaries from time to time through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the year ended December 31, 2021, CASI Pharmaceuticals, Inc. made $10.0 million funding through capital contributions to one of its subsidiaries.

The subsidiaries of CASI Pharmaceuticals, Inc. may pay dividends and make other distributions to CASI Pharmaceuticals, Inc, subject to satisfaction of applicable government filing and approval requirements. Such dividend or other distributions may be subject to limitations and certain tax consequences, a discussion on which is set forth below. For the year ended December 31, 2021, no dividends or other distributions were made by subsidiaries of CASI Pharmaceuticals, Inc.

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CASI Pharmaceuticals, Inc. also pays service fees to its PRC subsidiaries pursuant to certain sales support service agreement and research and development support service agreement. For the year ended December 31 2021, CASI Pharmaceuticals, Inc. paid service fees of $19.5 million to CASI Pharmaceuticals (China) Co., Ltd., one of its PRC subsidiaries. Under PRC tax laws and regulations, earning of our subsidiaries under such agreements are subject to a statutory tax rate of 25%.

In the year ended December 31, 2021, no assets other than cash were transferred through our organization.

All cash transfers among CASI Pharmaceuticals, Inc. and its subsidiaries have been eliminated in the Company’s consolidated statement of cash flows.

The existing PRC foreign exchange regulations may limit our ability to initiate and complete the cash transfers within our group. Approval from China’s State Administration of Foreign Exchange (“SAFE”) and the People’s Bank of China (“PBOC”) may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and the PBOC or their branches may be required where RMB are to be remitted out of mainland China. Please see “Item 1A. Risk Factors — Risks Relating to Our Business Operations in China — Governmental control of currency conversion and payments of RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment.”

The Company has never declared or paid dividends on its Common Stock or any other securities and does not anticipate paying any dividends in the foreseeable future. We may rely on dividends from our subsidiaries in China to pay dividend and other distributions on our Common Stock. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. In addition to applicable foreign exchange limitations, under the current regulatory regime in China, a PRC company may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations, and is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital, prior to any dividend distribution. In addition, a PRC company shall not distribute any profits in a given year until any losses from prior fiscal years have been offset.

5. We note your proposed revisions to the risk factors section in response to prior comment 5. In future filings, please also revise Item 1. Business to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

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The Company respectfully submits that it will, in its Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, disclose under “Item 1. Business — Permission Required from the PRC Authorities with respect to the Operations of Our PRC Subsidiaries” (immediately following the section titled “Cash and Asset Transfer among the Company and its Subsidiaries”) as set forth below:

Permission Required from the PRC Authorities with respect to the Operations of Our PRC Subsidiaries

As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Clinical Trial Application with China National Medical Products Administration, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the China Human Genetic Resources Administrative Office ( “HGRAO”). We also work with our business partners which have obtained the requisite license and permits for their business collaboration with us, including among others the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional permissions or approvals for our business operations. For more details, see “Item 1.A Risk Factors — Risks Relating to Our Business Operations in China — The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.”

As of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. However, as the Guidelines has just come into effect, there is no specific enforcement guidelines or interpretation for such security assessment, including what constitutes “important data”, or how to define “outbound transfer”, which results in uncertainties whether our business will be subject to such CAC-led assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effective, and completed the registration with HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or the current HGRAO registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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Item 1A. Risk Factors, page 20

6. We note your proposed revision to add a risk factor in response to prior comment 6 and re-issue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The Company respectfully submits that it will, in its Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, refer to the risk factor titled “[t]he legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations” in the summary of risk factors as set forth below:

Risk Factors Summary

[…]

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Risks Relating to Our Business Operations in China

•	We conduct a majority of our operations in China, which exposes us to risks associated with operating outside of the U.S. Changes in international trade and economic policy by the U.S. and Chinese governments could have a material adverse effect on our business and operations.

•	The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.

o	The rules and regulations in China can change quickly with little advance notice
o	We may be required to obtain additional permissions or approvals for our business operations and securities offerings
o	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers
•	Governmental control of currency conversion and payments of RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment .
•	[…]

In addition, the Company will, in its Annual Reports and subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed, further revise this risk factor as set forth below (marked against the proposed language as set forth in the Company's response to comments No. 2, 5, 6, 7 and 8 in the Company’s response letter submitted to the Staff dated December 16, 2022):

The legal system in China embodies uncertainties which could impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly with little advance notice, which may materially and adversely affect our business, financial condition, and results of operations.

The rules and regulations in China can change quickly with little advance notice

We conduct a significant portion of our business through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. ~~The legal system can  evolve~~ PRC laws, rules, and  regulations evolves rapidly with  little advance notice, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations, which may in turn cause the value of our securities to significantly decline or be worthless. From time to time, we may have to resort to judicial and administrative proceedings to enforce our legal rights. Any administrative and court proceedings  in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since the authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in other legal systems. Furthermore, the PRC legal system is based, in part, on government policies  and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules.

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We may be required to obtain additional permissions or approvals for our business operations and securities offerings

As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, the Business License, the Drug Distribution License, the Clinical Trial Application with China National Medical Products Administration, and the notification filing for international collaborative clinical trial or the application for international collaborative scientific research with the China Human Genetic Resources Administrative Office (“HGRAO”). We also work with our business partners which have obtained the requisite license and permits for their business collaboration with us, including among others the Import Drug Registration for product(s) we promote and distribute in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, or approvals in the future, failure to obtain which may hinder our ability to carry out our business plan or continue our business operations.

As of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. On July 7, 2022, the CAC published the Guidelines for Data Export Security Assessment (《数据出境安全评估办法》) (the “Guidelines”), which took effect on September 1, 2022. Pursuant to the Guidelines, the data processor who intends to transfer certain important data or large volume of personal information outside of China shall complete a prior CAC-led data outbound transfer security assessment. However, as the Guidelines has just come into effect, there is no specific enforcement guidelines or interpretation for such security assessment, including what constitutes “important data”, or how to define “outbound transfer”, which results in uncertainties whether our business will be subject to such CAC-led assessment. For the data we accessed through or obtained from clinical trials, we have complied with the laws and regulations then-in-effective, and completed the registration with HGRAO, but it is unclear if we will be required to go through the CAC-led or CAC-involved security assessment or the current HGRAO registration procedure will be changed in the future. We will closely monitor and review any regulatory development and comply with any new approval or license requirement when necessary. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly with little advance notice. Substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines with respect to a wide range of issues, such as competition and antitrust, intellectual property, and other matters, which may result in additional obligations imposed on us, and may impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers

The PRC government authorities may intervene or influence our operations at any time, or may exert more control and strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions ~~taken by the PRC government authorities may intervene and/or influence our operations at any time, which~~ are beyond our control and could result in a material change in our operations and/or the value of our securities. There is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on us. If the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete filing procedures with them for our future overseas offerings, we may be unable to obtain such approvals or complete such filing procedures in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such ~~circumstances~~ actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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General

7. Please provide us with a copy of your proposed disclosure for comments one through six in your response letter.

The Company respectfully submits that it has set forth above proposed disclosures for the Staff’s review for comments one through six, some of which are using information as of December 31, 2021 for illustration purposes. The Company will incorporate the proposed disclosures in its Annual Reports with relevant information updated pursuant to the applicable disclosure requirements promulgated by the Securities Exchange Act of 1934, as amended.

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Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

Sincerely,

CASI Pharmaceuticals, Inc.

By:	/s/ Larry Zhang

Name:	Larry Zhang

Title:	President

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